Exhibit 99.1

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Commercial Production

Vancouver, BC – January 11, 2010: Petaquilla Minerals Ltd (the “Company”) is pleased to announce that it has advanced its Molejon gold mine in the Republic of Panama to commercial production as defined under Canadian Generally Accepted Accounting Principles (GAAP).

The Company has determined January 8, 2010, as the date of commercial production when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries approaching forecast levels. Ore throughput at the process plant is currently 1,500 tonnes per day for a design capacity of 2,200 tonnes.

João Manuel, President & Chief Executive Officer of the Company commented, "achieving commercial production at our Molejon gold mine is an historical milestone for the Company as well as for the mining industry of Panama. Our project is making a significant contribution to the sustainable economic development of the region, providing employment for the local people and support for local businesses, in full respect of the highest environmental standards”.

The Company will be providing regular updates on its gold production as part of its quarterly financial disclosures.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The plant utilizes three ball mills and a carbon-in-pulp processing facility. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.